EXHIBIT 21.1

SUBSIDIARIES OF REGISTRANT

Entity Name	State or Country	% Owned
Cardinal Oil & Gas, Inc.	Nevada	100%
Mockingbird Energy, LLC	Nevada	100%
Mountaineer State Energy, Inc.	West Virginia	100%
Mountaineer State Operations, LLC	Nevada	100%